Exhibit 99.3

Supplemental Risk Factors

Our business has significant risks. You should carefully consider the following risk factors and all other information contained in our Annual Report on Form 20-F for the year ended December 31, 2022 (our “Annual Report”) and in subsequent reports filed on Form 6-K, including our consolidated financial statements and the related notes. The risks and uncertainties described therein and below are those significant risk factors, currently known and specific to us, that we believe are relevant to our business, results of operations and financial condition. If any of these risks materialize, our business, results of operations or financial condition could suffer and the price of the ADSs could decline. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us and adversely affect our business, results of operations and financial condition.

We have identified conditions and events that raise substantial doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing.

The development of pharmaceutical drugs is capital-intensive. We have incurred recurring losses from our operations, have an accumulated deficit totaling £200.1 million and negative cash flows used in operating activities of £26.4 million as of and for the nine months ended September 30, 2023. We had cash and cash equivalents of £17.8 million at September 30, 2023. We expect our expenses to increase with our ongoing activities, particularly as we conduct larger-scale clinical trials of, and seek marketing approval for, our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. We may also need to raise additional funds sooner if we choose to pursue additional indications or geographies for our product candidates or otherwise expand more rapidly than we presently anticipate. Furthermore, we will continue to incur costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. Because of these funding needs and related risks, there is material uncertainty related to our ability to raise sufficient additional capital before the end of 2024 and prior to our current liquidity being exhausted, which liquidity includes the cash inflows relating to research and development tax credits for the year ended December 31, 2023, the receipt of which is outside of our control. These events or conditions may raise substantial doubt, as contemplated by the standards of the Public Company Accounting Oversight Board, on our ability to continue as a going concern and, therefore, that we may be unable to realize our assets and discharge our liabilities in the normal course of business. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any product candidate or be unable to expand our operations or otherwise capitalize on our business opportunities.